Exhibit 99.1

PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Announces Research Agreement Aimed at New Medical

and Wellness Cannabinoid-based Products

Laval, Québec, CANADA – January 19, 2018 – Neptune Technologies & Bioressources Inc. (“Neptune” or the “Corporation”) (NASDAQ – TSX: NEPT) today announced an exclusive research agreement with the purpose of developing new medical and wellness targeted cannabinoid-based products, such as cannabidiol (“CBD”), combined with krill oil whose combination use would be exclusive to Neptune. The new products will be aimed at the growing number of federal jurisdictions worldwide that have or will legalize cannabinoids, such as Canada, for medicinal and/or adult use.

As Neptune is rapidly executing on its strategy and business plan, the Corporation will fund research and development (“R&D”) activities in order to clinically support the benefits of cannabinoids in combination with krill oil. As indicated by prior research, the Corporation believes the unique properties of krill oil lend the ability to enhance absorption of orally-administered lipid-soluble compounds, which could be especially beneficial for molecules such as CBD. Neptune’s research activities will also include other oils, ingredients and technologies such as MaxSimil®, a patented omega-3 fatty acid delivery technology that may enhance the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils.

“We are proud to have reached an exclusive research agreement with one of the largest krill oil providers in the world. We are confident that our R&D efforts with cannabinoids can lead to the development of new formulations for medical and wellness products addressing health issues such as pain, sleep, anxiety and stress. As the regulatory frameworks for medical cannabis use and legalization of cannabinoids in Canada and other jurisdictions around the world progress, our key competitive and distinctive advantages remain our scientific, regulatory, extraction, formulation and global commercialization capabilities,” said Jim Hamilton, President & CEO of Neptune.

About Neptune Technologies & Bioressources Inc.

Neptune is a wellness products company, with more than 50 years of combined experience in the industry. The Company formulates and provides turnkey solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that may enhance the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Neptune also sells premium krill oil directly to consumers through web sales at www.oceano3.com. Leveraging our scientific, technological and innovative expertise, Neptune is working to develop unique extractions and formulations in high potential growth segments such as medical and wellness cannabinoid-based products.

Neptune is also pursuing opportunities in the prescription drug markets, through its 20% investment in Acasti Pharma Inc. (“Acasti”). Acasti focuses on the research, development and commercialization of omega-3 phospholipid therapies for the treatment of severe hypertriglyceridemia.

The Company’s head office is located in Laval, Quebec.

 1 of 2

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking information in this press release includes, but is not limited to, information or statements about our ability to successfully develop, produce, supply, promote or generate any revenue from the sale of any cannabis-based products for medical use, as well as the results of any clinical trials associated thereto.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the “AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune’s website at www.neptunebiotech.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors”.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Neptune Wellness Solutions Mario Paradis VP & CFO, Neptune m.paradis@neptunecorp.com 1.450.687.2262 x236	Investor Relations Contact (Canada) Pierre Boucher MaisonBrison 1.514.731.0000 pierre@maisonbrison.com	Investor Relations Contact (U.S.) Ed McGregor/Jody Burfening LHA, IR 1.212.838.3777 emcgregor@lhai.com

2 of 2